                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ______________________

                                SCHEDULE 13E-3
                                (Rule 13e-100)

          TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

          RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ______________________

                          RENAISSANCE WORLDWIDE, INC.
                               (Name of Issuer)

                          RENAISSANCE WORLDWIDE, INC.
                        REGISTRY HOLDING COMPANY, INC.
                           REDWOOD ACQUISITION CORP.
                                G. DREW CONWAY
                     (Name of Person(s) Filing Statement)

                            ______________________

                     Common Stock, No Par Value Per Share
                        (Title of Class of Securities)

                            ______________________

                                   75968A10

                     (CUSIP Number of Class of Securities)
                            ______________________

                                G. DREW CONWAY
                          RENAISSANCE WORLDWIDE, INC.
                               52 SECOND AVENUE
                              WALTHAM, MA  02451
                                (781) 290-3000

 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                          Copy of Communications To:

       Julio E. Vega, Esq.                       Keith F. Higgins, Esq.
        Bingham Dana LLP                              Ropes & Gray
       150 Federal Street                        One International Place
        Boston, MA 02110                             Boston, MA  02110
         (617) 951-8000                                (617) 951-7000

This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.   [_]  A tender offer.

     d.   [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       Transaction valuation             Amount of filing fee
          $67,542,542 (*)                      $ 13,509
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. Pursuant to the Agreement and Plan of Merger, dated as of June 21, 2001, by and among Renaissance Worldwide, Inc., Registry Holding Company, Inc. and Redwood Acquisition Corp., Redwood Acquisition Corp. will merge with and into Renaissance Worldwide Inc., and each outstanding share of common stock of Renaissance Worldwide, Inc., other than shares held by Registry Holding Company, Redwood Acquisition and stockholders who are entitled to and have exercised dissenters' rights, will be converted into the right to receive $1.65 in cash. In addition, pursuant to the terms of the Agreement and Plan of Merger, certain outstanding options to purchase common stock with a per share exercise price less than $1.65 will be converted into the right to receive, upon exercise, a cash payment equal to the product of (1) the number of shares underlying such options and (2) the difference between $1.65 and the per share exercise price of such options. Proposed maximum aggregate value of transaction: $67,542,542 (*). The aggregate number of securities to which transaction applies: (i) 40,851,995 shares of common stock, which represents the number of shares outstanding as of July 9, 2001 less shares that will be owned by Registry Holding Company, Inc. and Redwood Acquisition Corp. upon completion of the merger and (ii) outstanding options to purchase an aggregate of 600,000 shares of common stock, all with a per share exercise price less than $1.65, and a per share weighted average exercise price of $1.42, which will be cashed out in connection with the merger.

     [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:            $13,509
     Form or Registration No.:          Schedule 14A
     Filing Party:                      Renaissance Worldwide, Inc.

     Date Filed:                        July 12, 2001

                                 INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Renaissance Worldwide, Inc., a Massachusetts corporation ("Renaissance"), the issuer of the common stock, no par value per share ("Common Stock"), which is the subject of the Rule 13e-3 transaction; Registry Holding Company, Inc., a Delaware corporation ("Registry Holding Company"); Redwood Acquisition Corp., a Massachusetts corporation ("Redwood Acquisition"); and G. Drew Conway. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of June 21, 2001, by and among Renaissance, Registry Holding Company and Redwood Acquisition (the "Merger Agreement").

        Concurrently with the filing of this Schedule 13E-3, Renaissance is filing with the Securities and Exchange Commission a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of Renaissance at which the stockholders of Renaissance will consider and vote upon, among other things, a proposal to approve the Merger Agreement and the merger of Redwood Acquisition with and into Renaissance. As a result of such merger, the holders of shares of Common Stock of Renaissance, other than Registry Holding Company, Redwood Acquisition and stockholders who are entitled to and have exercised dissenters' rights, will be entitled to receive $1.65 in cash for each share of Common Stock. Options to purchase Common Stock will be treated as described more fully in the Proxy Statement.

        A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

        All information contained in this Schedule 13E-3 concerning Renaissance has been supplied by Renaissance, and all information concerning Registry Holding Company, Redwood Acquisition and G. Drew Conway has been provided by such entities or individuals, or their respective representatives.

        The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet

        Item 1001

        Summary Term Sheet. The information contained in the section of the Proxy Statement entitled "Summary" is incorporated herein by reference.

Item 2. Subject Company Information

        Item 1002

        (a) Name and Address. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - Whom should I call if I have any questions?" and "Summary - The Parties" is incorporated herein by reference.

          (b) Securities. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - What vote is required to approve the merger?", "Summary - Stockholder Vote Required to Approve the Merger", "Summary - Stock Ownership of Management, Directors and Other Affiliates", "Renaissance Worldwide, Inc. Special Meeting - Only Renaissance Holders of Record Are Entitled to Vote" is incorporated herein by reference.

          (c) Trading Market and Price. The information contained in the section of the Proxy Statement entitled "Comparative Per Share, Market Price and Dividend Information" is incorporated herein by reference.

          (d) Dividends. The information contained in the sections of the Proxy Statement entitled "Comparative Per Share, Market Price and Dividend Information" and "The Merger Agreement - Principal Covenants" is incorporated herein by reference.

          (e)  Prior Public Offerings. Not Applicable.

          (f) Prior Stock Purchases. The information contained in the section of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Managers" is incorporated herein by reference. In addition, G. Drew Conway purchased shares of Common Stock as follows:

          ----------------------------------------------------------------------
               Date Purchased      Number of Shares     Purchase Price Per Share
               --------------      ----------------     ------------------------
          ----------------------------------------------------------------------
                August 10, 1999         20,000                    $5.75
          ----------------------------------------------------------------------
                August 11, 1999         30,000                    $5.98
          ----------------------------------------------------------------------
                April 4, 2000            1,000                    $5.00
          ----------------------------------------------------------------------
                April 4, 2000            4,000                    $5.00
          ----------------------------------------------------------------------
                May 12, 2000             7,000                    $2.56
          ----------------------------------------------------------------------
                May 23, 2000             6,500                    $2.06
          ----------------------------------------------------------------------
                May 23, 2000             9,500                    $2.13
          ----------------------------------------------------------------------
                May 25, 2000            10,000                    $1.81
          ----------------------------------------------------------------------
                May 25, 2000            21,000                    $1.88
          ----------------------------------------------------------------------
                May 25, 2000            29,000                    $1.97
          ----------------------------------------------------------------------
                May 26, 2000            40,000                    $1.97
          ----------------------------------------------------------------------
              August 22, 2000            2,100                    $1.84
          ----------------------------------------------------------------------


                The average purchase price for shares of Common Stock for each fiscal quarter of Renaissance is as follows:

          ----------------------------------------------------------------------
                   Quarter                          Average Price
                   -------                          -------------
          ----------------------------------------------------------------------

          ----------------------------------------------------------------------
              Third Quarter 1999                         $5.89
          ----------------------------------------------------------------------
              Fourth Quarter 1999                   Not Applicable.
          ----------------------------------------------------------------------
              First Quarter 2000                    Not Applicable.
          ----------------------------------------------------------------------
              Second Quarter 2000                        $ 2.11
          ----------------------------------------------------------------------
              Third Quarter 2000                         $ 1.84
          ----------------------------------------------------------------------
              Fourth Quarter 2000                   Not Applicable.
          ----------------------------------------------------------------------
              First Quarter 2001                    Not Applicable.
          ----------------------------------------------------------------------
              Second Quarter 2001                   Not Applicable.
          ----------------------------------------------------------------------

          ----------------------------------------------------------------------
              Third Quarter 2001                    Not Applicable.
          ----------------------------------------------------------------------

Item 3.   Identity and Background of Filing Person

          Item 1003

          (a) Name and Address. The information contained in the sections of the Proxy Statement entitled "Summary - The Parties", "Special Factors - Identity and Background of the MBO Group, Registry Holding Company and Redwood Acquisition", "Security Ownership of Certain Beneficial Owners and Managers" and "Board of Directors and Executive Officers" is incorporated herein by reference.

          (b) Business and Background of Entities. The information contained in the sections of the Proxy Statement entitled "Summary - The Parties", "Special Factors - Identity and Background of the MBO Group, Registry Holding Company and Redwood Acquisition" and "Security Ownership of Certain Beneficial Owners and Managers" is incorporated herein by reference.

    (c)(1)-(5) Business and Background of Natural Persons. The information contained in the sections of the Proxy Statement entitled "Special Factors - Identity and Background of the MBO Group, Registry Holding Company and Redwood Acquisition", "Security Ownership of Certain Beneficial Owners and Managers" and "Board of Directors and Executive Officers" is incorporated herein by reference.

Item 4.   Terms of Transaction

          Item 1004

        (a)(1) Tender Offers. Not Applicable.

        (a)(2) Mergers or Similar Transactions. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary", "Renaissance Worldwide, Inc. Special Meeting", "The Merger Agreement - Merger Consideration", "Special Factors - Background of the Merger", "Special Factors - Opinion of Financial Advisor", "Special Factors - Renaissance's Purpose and Reasons For the Merger", "Special Factors - The MBO Group's Purpose and Reasons For the Merger", "Special Factors - Plans for Renaissance After the Merger", "Special Factors - Material Federal Income Tax Consequences", "Interests of Certain Persons in the Merger" and "The Merger Agreement - Accounting Treatment" is incorporated herein by reference.

        (c) Different Terms. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary - The Merger Agreement", "Summary - Board of Directors' Recommendations to Stockholders" "Summary - How Will

                 Options Be Treated", "Renaissance Worldwide, Inc. Special Meeting - Vote Required to Adopt the Merger Agreement", "Special Factors - Renaissance's Purpose and Reasons for the Merger", "Interests of Certain Persons in the Merger" "The Merger Agreement - Merger Consideration", "The Merger Agreement - Option Awards", "The Merger Agreement - Principal Covenants", "Security Ownership of Certain Beneficial Owners and Managers" and "Dissenters' Rights" is incorporated herein by reference.

        (d) Appraisal Rights. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - Are Renaissance stockholders entitled to dissenters' or appraisal rights?", "Summary - Dissenters' Rights", "Renaissance Worldwide, Inc. Special Meeting - Dissenting Holders", "Special Factors - Material Federal Income Tax Consequences", "Dissenters' Rights" and in Annex C to the Proxy Statement, Sections 85 through 98, inclusive, of Chapter 156B of the General Laws of Massachusetts, is incorporated herein by reference.

        (e) Provisions for Unaffiliated Security Holders. Renaissance and Registry Holding Company have made no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of either Renaissance or Registry Holding Company or to obtain counsel or appraisal services at the expense of Renaissance and/or Registry Holding Company.

        (f)      Eligibility for Listing or Trading. Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

        Item 1005

        (a)(1),(2) Transactions. The information contained in the sections of the Proxy Statement entitled "Interests of Certain Persons in the Merger" and "The Merger Agreement", is incorporated herein by reference. In April 2000, G. Drew Conway executed a promissory note in favor of Renaissance, representing amounts owed to Renaissance in connection with loans made during 2000 for tax purposes. The principal amount of the note, all of which is currently outstanding, is $1,860,000 and the interest rate is 6%.

        (b),(c) Significant Corporate Events, Negotiations or Contacts. The information contained in the sections of the Proxy Statement entitled "Special Factors - Background of the Merger", "Special Factors - Renaissance's Purpose and Reasons For the Merger", "Special Factors - The MBO Group's Purpose and Reasons For the Merger", "Interests of Certain Persons in the Merger" and "The Merger Agreement" is incorporated herein by reference. In addition, G. Drew Conway, the Chairman of the Board and Chief Executive Officer of Renaissance, entered into a Support Agreement and Guarantee ("Support Agreement"), dated as of June 21, 2000, by and between Renaissance Worldwide, Inc. and G. Drew Conway, pursuant to which G. Drew Conway agrees to, among other things, 1) vote the shares of common stock held by him, in favor of the merger and 2) guarantee the obligations of Registry Holding Company and Redwood Acquisition under the Merger Agreement.

        (e) Agreements Involving Renaissance's Securities. The information contained in the sections of the Proxy Statement entitled "Summary-The Merger Agreement", "Summary - Board of Directors' Recommendation to Stockholders", "Summary - How Will Options Be Treated", "Interests Of Certain Persons In The Merger", "The Merger Agreement - Option Awards" and "Security Ownership of Certain Beneficial Owners and Managers" is incorporated herein by reference. In addition, G. Drew Conway entered into the Support Agreement, as described above.

Item 6. Purposes of the Transaction and Plans or Proposals

        Item 1006

        (b) Use of Securities Acquired. The information contained in the sections of the Proxy Statement entitled "Summary - The Merger Agreement", "Special Factors - Certain Effects of the Merger", "The Merger Agreement - Merger Consideration", "Certain Transactions - Option Awards" and "Security Ownership of Certain Beneficial Owners and Managers" is incorporated herein by reference.

  (c)(1)-(8) Plans. The information contained in the sections of the Proxy
             Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary", "Special Factors - Background of the Merger", "Special Factors - Certain Effects of the Merger", "Special Factors - Plans for Renaissance After the Merger", "Special Factors - Conduct of the Business of Renaissance if the Merger is Not Completed", "The Merger Agreement" and "Comparative Per Share, Market Price and Dividend Information" is incorporated herein by reference. In addition, as a result of the merger, G. Drew Conway will become the sole director of Renaissance.

Item 7. Purposes, Alternatives, Reasons and Effects

        Item 1013

     (a)-(c) Purposes; Alternatives; Reasons. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Special Factors - Background of the Merger", "Special Factors - Renaissance's Purpose and Reasons for the Merger", "Special Factors - Opinion of Financial Advisor", "Special Factors - The MBO Group's Purpose and Reasons For the Merger", "Special Factors - Plans for Renaissance After the Merger", "Special Factors - Certain Effects of the Merger" and "Special Factors - Conduct of the Business of Renaissance if the Agreement of Merger is Not Completed", is incorporated herein by reference.

        (d) Effects. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary - Going Private Transaction", "Summary - How Will Options be Treated", "Summary - Tax Consequences", "Special Factors - Opinion of Financial Advisor", "Special
             Factors -Certain Effects of the Merger", "Special Factors - Material Federal Income Tax Consequences", "Special Factors - Regulatory Matters", "Special Factors - Position of the MBO Group as to Fairness of the Merger" and "The Merger Agreement" is incorporated herein by reference.

Item 8. Fairness of the Transaction

        Item 1014

        (a),(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - Why are the special committee and the board of directors recommending that I vote in favor of the merger?", "Special Factors - Background of the Merger", "Special Factors - Renaissance's Purpose and Reasons for the Merger", "Special Factors - The MBO Group's Purpose and Reasons For the Merger", "Special Factors - Opinion of Financial Advisor" "Special Factors - Position of the MBO Group as to Fairness of the Merger" and "Interests of Certain Persons in the Merger" is incorporated herein by reference.

        (c) Approval of Security Holders. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary - Stockholder Vote Required to Approve the Merger" and "Renaissance Worldwide, Inc. Special Meeting - Vote Required to Approve the Merger Agreement" is incorporated herein by reference.

        (d) Unaffiliated Representative. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary - Opinion of Financial Advisor", "Special Factors - Background of the Merger" and "Special Factors - Opinion of Financial Advisor" is incorporated herein by reference.

        (e) Approval of Directors. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - Why are the special committee and the board of directors recommending that I vote in favor of the merger?", "Summary - Board of Directors' Recommendations to Stockholders" and "Special Factors - Background of the Merger" is incorporated herein by reference.

        (f) Other Offers. The information contained in the section of the Proxy Statement entitled "Special Factors - Background of the Merger" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

        Item 1015

        (a)-(c) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - What was the opinion of Renaissance's financial advisor?", "Summary - Renaissance's Purpose and Reasons for the Merger", "Summary - Opinion of Financial Advisor", "Special Factors - Opinion of Financial Advisor" and in Annex B to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

        Item 1007

        (a),(b) Source of Funds; Conditions. The information contained in the sections of the Proxy Statement entitled "Summary - Conditions to the Merger", "Special Factors - Background of the Merger", "Special Factors - Amount and Source of Funds and Financing of the Merger", "The Merger Agreement - Representations and Warranties", "The Merger Agreement - Principal Conditions to the Completion of the Merger" is incorporated herein by reference.

        (c) Expenses. The information contained in the sections of the Proxy Statement entitled "Special Factors - Amount and
                  Source of Funds and Financing of the Merger" and "Expenses" is incorporated herein by reference.

      (d) (1)-(2) Borrowed Funds. The information contained in the section of the Proxy Statement entitled "Summary - Conditions to the Merger", "Special Factors - Background of the Merger", "Special Factors - Renaissance's Purpose and Reasons for the Merger", "Special Factors - Amount and Source of Funds and Financing of the Merger" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

        Item 1008

        (a) Securities Ownership. The information contained in the sections of the Proxy Statement entitled "Summary - Stock Ownership of Management, Directors and Other Affiliates", "Interest of Certain Persons in the Merger" and "Security Ownership of Certain Beneficial Owners and Managers" is incorporated herein by reference.

        (b)       Securities Transactions. Not Applicable.

Item 12. The Solicitation or Recommendation

        Item 1012

        (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections of the Proxy Statement entitled "Questions and Answers about the Merger and the Special Meeting - What vote is required to approve the merger?", "Summary - Special Committee's Recommendation to Stockholders", "Summary - Stockholder vote Required to Approve the Merger", "Summary - Stock Ownership of Management, Directors and Other Affiliates" and "Renaissance Worldwide, Inc. Special Meeting - Vote Required to Approve the Merger Agreement" is incorporated herein by reference. Upon information and belief, all directors and executive officers of Renaissance intend to vote in favor of the merger.

        (e) Recommendations of Others. The information contained in the sections of the Proxy Statement entitled "Summary - Stock Ownership of Management, Directors and Other Affiliates", "Renaissance's Purpose and Reasons for the Merger" "Renaissance Worldwide, Inc. Special Meeting - Vote Required to Approve the Merger Agreement" and "Special Factors - Background of the Merger" is incorporated herein by reference.

Item 13. Financial Statements

        Item 1010

     (a) Financial Information. This Schedule 13E-3 incorporates by reference the documents described below that Renaissance previously filed with the Securities and Exchange Commission.

                 ---------------------------------------------------------------
                  Renaissance Filings
                  File No. (0-28192)            Period
                 ---------------------------------------------------------------
                  Annual Report on Form 10-K    Fiscal year ended December 30,
                                                2000, as filed on March 16, 2001
                 ---------------------------------------------------------------
                  Quarterly Report on Form      Quarter ended March 31, 2001, as
                  10-Q                          filed on May 2, 2001
                 ---------------------------------------------------------------
                  Current Reports on Form 8-K   Filed June 22, 2001
                 ---------------------------------------------------------------

       (b)       Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

        Item 1009

        (a),(b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the section of the Proxy Statement entitled "Renaissance Worldwide, Inc. Special Meeting - Costs of Soliciting these Proxies" is incorporated herein by reference.

Item 15. Additional Information

        Item 1011

        (b) Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

        Item 1016.

        (a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on July 12, 2001 (the "Proxy Statement").

        (a)(2) Form of Proxy Card filed with the Securities and Exchange Commission along with the Proxy Statement. (1)

        (a)(3) Press Release of Renaissance Worldwide, Inc. issued on June 21, 2001. (2)

        (c)(1) Opinion of Adams, Harkness & Hill, dated June 21, 2001, attached as Annex B to the Proxy Statement. (1)

        (d)(1) Agreement and Plan of Merger, dated as of June 21, 2001, by and among Renaissance Worldwide, Inc., Registry Holding Company, Inc. and Redwood Acquisition Corp., attached as Annex A to the Proxy Statement. (1)

        (d)(2) Support Agreement and Guarantee, dated as of June 21, 2000, by and between Renaissance Worldwide, Inc. and G. Drew Conway. (2)

     (f) Sections 85 through 98, inclusive, of Chapter 156B of the General Laws of Massachusetts, attached as Annex C to the Proxy Statement. (1)
_____________________________

(1)  Incorporated by reference to the Proxy Statement.

(2) Incorporated by reference to the Current Report on Form 8-K of Renaissance Worldwide, Inc., as filed with the Securities and Exchange Commission on June 22, 2001.

                                  SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  RENAISSANCE WORDWIDE, INC.


                                  By: /s/ G. Drew Conway
                                      _____________________________________
                                        Name: G. Drew Conway
                                        Title: President


                                  REGISTRY HOLDING COMPANY


                                  By: /s/ G. Drew Conway
                                      _____________________________________
                                        Name: G. Drew Conway
                                        Title: President


                                  REDWOOD ACQUISITION CORP.


                                  By: /s/ G. Drew Conway
                                      _____________________________________
                                        Name:  G. Drew Conway
                                        Title:  President


                                     /s/ G. Drew Conway
                                     ______________________________________
                                               G. Drew Conway


Date:  July 12, 2001

                                 EXHIBIT INDEX

     (a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on July 12, 2001 (the "Proxy Statement").

     (a)(2) Form of Proxy Card filed with the Securities and Exchange Commission along with the Proxy Statement. (1)

     (a)(3) Press Release of Renaissance Worldwide, Inc. issued on June 21, 2001. (2)

     (c)(1) Opinion of Adams, Harkness & Hill, dated June 21, 2001, attached as Annex B to the Proxy Statement. (1)

     (d)(1) Agreement and Plan of Merger, dated as of June 21, 2001, by and among Renaissance Worldwide, Inc., Registry Holding Company, Inc. and Redwood Acquisition Corp., attached as Annex A to the Proxy Statement. (1)

     (d)(2) Support Agreement and Guarantee, dated as of June 21, 2000, by and between Renaissance Worldwide, Inc. and G. Drew Conway. (2)

     (f) Sections 85 through 98, inclusive, of Chapter 156B of the General Laws of Massachusetts, attached as Annex C to the Proxy Statement. (1)

               -----------------------------------

     (1)       Incorporated by reference to the Proxy Statement.

     (2) Incorporated by reference to the Current Report on Form 8-K of Renaissance Worldwide, Inc., as filed with the Securities and Exchange Commission on June 22, 2001.